UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934



                            Teligent, Inc.
----------------------------------------------------------------------
                           (Name of Issuer)


            Class A Common Stock, par value $.01 per share
----------------------------------------------------------------------
                    (Title of Class of Securities)


                              87959Y 10 3
                            --------------
                            (CUSIP Number)

                             Lynn Forester
                     c/o FirstMark Holdings, Inc.
                         116 East 65th Street
                       New York, New York 10021
                            (212) 980-2828
----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                            With a copy to:
                         Warren de Wied, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004

                           November 26, 1997
                       ------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.






                             SCHEDULE 13D

CUSIP No.  87959Y 10 3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Lynn Forester

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,831,410

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,831,410

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,831,410

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25%

14  TYPE OF REPORTING PERSON

    IN



ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the shares of Class A Common Stock, par value $.01 (the "Shares"), of Teligent, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8065 Leesburg Pike, Vienna, Virginia 22182.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Lynn Forester. Lynn Forester is a citizen of the United States of America and is a private investor. The business address of Lynn Forester is c/o FirstMark Holdings, Inc., 116 East 65th Street, New York, New York 10021.

     During the last five years, Lynn Forester (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Lynn Forester acquired the Shares beneficially owned by her from the Company on November 26, 1997 pursuant to the merger of Teligent, L.L.C. with and into the Company (the "Reorganization Merger"), upon the terms of the Agreement and Plan of Merger, dated as of October 6, 1997, by and between the Company and Teligent, L.L.C. As a result of the Reorganization Merger, the member interest of Lynn Forester in Teligent, L.L.C. was converted into 1,831,410 Shares.

     Except as described in this item, Lynn Forester has not effected any transaction in the securities of the Company in the past sixty days.

ITEM 4.  PURPOSE OF TRANSACTION

     Lynn Forester acquired the Shares covered by this Statement for investment purposes and intends to evaluate the performance of the Shares as an investment in the ordinary course of her business. Lynn Forester may from time to time acquire additional securities of the Company or dispose of some or all of the Shares which she beneficially owns. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

     Except as set forth above, Lynn Forester does not have any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Lynn Forester owns 1,831,410 Shares as of the date of this Statement, representing an aggregate of approximately 25% of the outstanding Shares (based upon 7,331,410 Shares reported by the Company to be outstanding after giving effect to the Company's offering of 5,500,000 Shares pursuant to Amendment No. 4 to the Company's Registration Statement on Form S-1 dated November 21, 1997).

     (b) Lynn Forester has sole power to vote and to dispose of all of the Shares beneficially owned by her.

     (c) See Item 3.

     (d) and (e). Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Stock Contribution Agreement, dated as of March 10, 1997 (the "FirstMark Agreement"), by and between Associated Communications, L.L.C. (later renamed Teligent, L.L.C.), FirstMark Communications, Inc., Lynn Forester, and, for certain limited purposes, Microwave Services, Inc. ("MSI") and Digital Services Corporation ("DSC"), Lynn Forester was granted certain limited "piggyback" and demand registration rights with respect to the Shares into which Lynn Forester's equity interest in Teligent L.L.C. was converted pursuant to the Reorganization Merger (the "Registrable Securities"). In addition, in the FirstMark Agreement, Lynn Forester granted to MSI and DSC a right of first refusal with respect to any sale or other disposition for value by her of any equity interest in the Company, other than any sale by her in the public market of the Registrable Securities registered under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to Rule 144 under the Securities Act. The FirstMark Agreement is included as Exhibit 1 to this Statement, and the foregoing description of the FirstMark Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

     In connection with the consummation on November 26, 1997 of the Company's initial public offering of its Shares ("IPO"), Lynn Forester entered into a lock-up agreement (the "Lock-Up Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch") and the other underwriters for the IPO, whereby she agreed not to, without the prior written consent of Merrill Lynch, directly or indirectly (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock of the Company or any securities convertible into or exchangeable or exercisable for common stock of the Company, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any common stock of the Company, before the expiration of a 180-day period, subject to certain exceptions. The Lock-Up Agreement is included as Exhibit 2 to this Statement, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

     Except as described above, Lynn Forester is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Contribution Agreement, dated as of March 10, 1997, by and between Associated Communications, L.L.C., FirstMark Communications, Inc. and Lynn
                  Forester.

Exhibit 2 Letter Agreement, dated November 12, 1997, between Lynn Forester and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc., Bear, Stearns & Co., Inc., Goldman, Sachs & Co., Merrill Lynch International, Salomon Brothers International Limited, Bear, Stearns International Limited and Goldman Sachs International.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 8, 1997


                                     /s/ Lynn Forester
                                    ---------------------------------
                                         Lynn Forester